July 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones and Jay Ingram

Re:	Fast Radius, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 15, 2022

File No. 333-264427

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fast Radius, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-264427), as amended, to 4:00 p.m., Eastern time, on July 22, 2022, or as soon as possible thereafter.

Please direct any questions regarding this filing to Joshua M. Samek, Esq. of DLA Piper LLP (US), legal counsel to the Company, at (305) 702-8880.

Very truly yours,

Fast Radius, Inc.

By:	/s/ Pat McCusker
Name:	Pat McCusker
Title:	President, Interim Chief Financial Officer